JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

June 20, 2024

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
SMI 3Fourteen Full-Cycle Trend (Tax-Efficient) ETF

Dear Ms. White:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that you provided to Practus, LLP on May 24, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 132 to the registration statement of the Trust, which was filed on April 11, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the SMI 3Fourteen Full-Cycle Trend (Tax-Efficient) ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Prospectus – Principal Investment Strategies

1.	Comment: The first paragraph in this section states that the Fund will typically own at least 20 domestic stocks. Please disclose how many stocks the Fund will typically hold, not just the minimum. In addition, please disclose whether the portfolio of issuers in which the Fund will invest is expected to include any of the so-called “Magnificent Seven.”

Response: With respect to the number of stocks typically held, the disclosure has been revised consistent with the Staff’s comment. The issuers held by the Fund may or may not include stocks referred to as one of the “Magnificent Seven.” The Registrant believes that no additional disclosure needs to be included with respect to investment in such stocks.

2.	Comment: Please advise supplementally whether the model portfolio published by 3Fourteen Research, LLC (“3Fourteen Research”) is provided free of charge to investors or whether it is available only by paid subscription.

Response: The model portfolio published by 3Fourteen Research is only available by paid subscription.

Ms. Alison White

U.S. Securities and Exchange Commission

June 20, 2024

3.	Comment: Given the Adviser’s reliance on the model portfolio provided by 3Fourteen Research, please explain why 3Fourteen Research is not named as a sub-adviser to the Fund. Please provide a legal analysis in sufficient detail so that the Staff can understand the conclusion.

Response: 3Fourteen Research is a publisher of a financial newsletter that includes the firm’s views on the economy, markets and specific issuers, and the newsletter includes model portfolios, which are updated monthly. The financial newsletter published by 3Fourteen Research is provided to subscribers that pay a subscription fee. The Adviser will receive the financial newsletter (including the model portfolio contained in the newsletter) at the same time and on the same basis, including paying the same subscription fee, as other subscribers. 3Fourteen relies upon the “publisher’s exclusion” under Section 202(a)(11)(D) of the Investment Advisers Act of 1940. In order to rely upon this exclusion, the publication must be (1) of a general and impersonal nature, in that the advice provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry.1 3Fourteen Research meets each of these requirements because its newsletter is not specific to any subscriber’s needs (and 3Fourteen Research has no clients, just subscribers), and because 3Fourteen Research is not seeking clients, its newsletter cannot reasonably be seen as promotional material. Finally, the newsletter is published on a periodic basis, and not timed to specific market activity or to events having the ability to affect the securities industry.

The Adviser is a joint venture between 3Fourteen Research and SMI Advisory Services, LLC that is registered as an investment adviser and is operated separately from 3Fourteen Research’s operations. The Adviser, which has a fiduciary duty to the Fund and sole investment discretion over the management of the Fund’s assets, will use the model portfolio contained in 3Fourteen Research’s newsletter as the basis for creating the Fund’s portfolio of securities. The Adviser may use its discretion to vary the Fund’s holdings from those contained in the model portfolio, as described in the Fund’s prospectus. The model portfolio is considered the equivalent of research that the Adviser could purchase from third parties. Certain portfolio managers of the Adviser are also principals of 3Fourteen Research, and they are involved in selecting the securities that are included in the model portfolio published by 3Fourteen Research. However, as portfolio managers of the Fund, these individuals will be subject to the Fund’s and the Adviser’s compliance policies and procedures, including, but not limited to, the Adviser’s Code of Ethics, which are designed to ensure that the Fund and the personnel of the Adviser do not trade in advance of the publication of the newsletter, except to the extent that the Adviser determines to vary from the model portfolio. The Adviser believes that it can effectively manage any conflicts of interest that may arise as a result of the dual roles of these individuals.

1 Lowe v. SEC, 472 U.S. 181 (1985).

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Ms. Alison White

U.S. Securities and Exchange Commission

June 20, 2024

4.	Comment: In the second paragraph in this section, the prospectus states “[t]he Adviser believes the FCT’s systematic investment approach may generate superior returns by constantly monitoring the performance of its universe of individual stocks and investing the Fund’s assets into the stocks deemed by the Adviser to be most attractive at the time of analysis.” Please explain how the FCT process differs from other investment approaches. In addition, please clarify what is meant by “superior returns” and provide a reasonable basis for the use of “superior” or revise the disclosure to use less promotional language.

Response: The Registrant has enhanced the disclosure of the FCT process but does not believe that it is necessary or appropriate to explain how the FCT process differs from other investment approaches. Registrant believes that the prospectus disclosure contains an appropriate explanation of the FCT process. The disclosure regarding “superior returns” has been revised consistent with the Staff’s comment.

5.	Comment: Please clarify in the disclosure why the Fund’s name includes the term “Tax-Efficient” and if it is because the Fund is expected to produce less capital gains as compared to investors who purchase the underlying stocks in the model portfolio on their own (as stated in the prospectus), please explain how this is different than any other exchange traded fund.

Response: “Tax-Efficient” has been removed from the Fund’s name.

6.	Comment: In the third paragraph in this section, the prospectus states that “[t]he FCT strategy developed by 3Fourteen Research selects stocks based on proprietary quality stock screens and trend factors that may include, but are not limited to, return on capital and cash flow stability, earnings growth, return on investment, momentum, linear regression and trend analysis.” Please provide other “screens and factors” that will be used or delete the phrase “may include, but are not limited to.” In addition, in the Item 9 disclosure, please explain what the “screens and trends” are designed to accomplish and how they relate to the Fund’s investment objective of seeking long-term capital appreciation.

Response: The disclosure has been revised consistent with the Staff’s comment.

7.	Comment: In the last sentence of the third paragraph of this section, the prospectus states that “[t]he goal of [the FCT strategy] is to identify and own stocks that can outperform across the entire economic cycle.” Please clarify what is meant by “outperform” and “entire economic cycle.”

Response: The disclosure has been revised consistent with the Staff’s comment.

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Ms. Alison White

U.S. Securities and Exchange Commission

June 20, 2024

Prospectus- Principal Risks

8.	Comment: This section includes a “Small- and Mid-Cap Risk.” Given the Fund’s emphasis on stocks that are included in the S&P 500 Index, it is unclear why this risk factor is applicable. Please advise supplementally or revise the disclosure.

Response: The risk factor has been removed from the disclosure consistent with the Staff’s comment.

9.	Comment: This section includes a “Portfolio Turnover Risk.” Please add disclosure to the Principal Investment Strategies section and explain how higher turnover is consistent with the Fund’s goal of being “tax-efficient.”

Response: As noted above, “Tax-Efficient” has been removed from the Fund’s name. Disclosure regarding portfolio turnover has been added to the Principal Investment Strategies section of the prospectus.

Prospectus- Additional Information About the Fund’s Investments

10.	Comment: In the second paragraph under “Principal Investment Strategies”, please clarify what is meant by “downside cash flow stability” and how it is modeled. Please disclose whether the metrics described in this paragraph are based on historical data, or is 3Fourteen modeling the future.

Response: The disclosure has been revised to delete the word “downside.” The Registrant’s modeling uses historical data to identify securities that may be expected to outperform in the future. The Registrant believes that the current disclosure is sufficient.

11.	Comment: In the third paragraph under “Principal Investment Strategies” in this section, the prospectus uses the terms “momentum,” “trend factors,” “regression analysis,” and “uptrend.” Please explain in the disclosure, in plain English, what is meant by each of these terms.

Response: The disclosure has been revised consistent with the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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